Form 10-K, Exhibit 13
period 1995-09-30
NUCLEAR SUPPORT SERVICES INC
filed 1996-02-07
CIK 317488

About the Company

     Nuclear Support Services, Inc. (NSSI) provides diversified services to power generation, petro-chemical and refining, pulp and paper and various other general industries. The Company is comprised of three operating subsidiaries: NSS Numanco, Inc., IcsSolv, Inc. and Cannon Sline (a combination of Oliver B. Cannon & Son, Inc. and Sline Industrial Painters, Inc.)

     NSSI is an integrated service company which provides a range of maintenance, repair and technical services on an as-needed basis through the Company's operating subsidiaries.
Services are delivered through either staff augmentation or as contract services.

     The Company's staff augmentation services include the areas of radiological protection; decontamination;
mechanical, instrumentation and electrical maintenance;
and professional services. Contract services includes cleaning, surface preparation, decontamination, painting, specialty coatings and linings, identification systems and passive fireproofing systems.

Letter to Shareholders

1995 was a very difficult year for NSSI. It's net loss of $2,849,000 stemmed primarily from the continued losses in the Company's valve maintenance business, the write-offs management elected to book in March and a substantial tax accrual attributable to prior years. While this is not the financial result any of us wanted to see, much of it was caused by our efforts to restructure the Company for the future. In fact, absent business restructuring expenses and reorganization costs, continuing operations posted pre-tax income of $1,122,000.

     While the bankruptcy filing interrupted the momentum gained in the second and third quarters, the fourth quarter ended with positive results of $208,000 net of prior year tax accruals of $750,000.

     Retaining the diversification strategy of the prior year, the Company has executed a letter of intent to sell the commercial nuclear power staff augmentation support business. This, coupled with the anticipated divestiture of Henze, will result in a company with a new and improved complexion.

     Our bankruptcy exit plan provides for a revised corporate structure, a new name and substantial debt reduction accomplished through divestitures, the sale of assets and positive cash flow generated from operations. It retains our strategy to broaden services, balance our market mix, reduce seasonality and increase profits. We plan to continue to develop a company which is service driven and which operates through subsidiaries possessing distinct yet synergistic competencies. Additionally, these subsidiaries have the capability to perform coincident services which broadens our market penetration.

     We are proud that as we exit from bankruptcy and implement our plan, it is our intention that all creditors will be paid every dollar owed to them. We sincerely thank those vendors and customers who have supported the Company throughout the past few months and anticipate that they will be rewarded when the plan is approved and we emerge as a most formidable presence in the market place.

     Our focus on initiatives for growth is not diminished. The reduction of revenues through divestitures will not reduce earnings but enhance them and will allow working capital to be directed toward higher margin services. While we have achieved a balanced market mix we have not totally overcome seasonality and will continue to strive toward further diversification. Our strategy continues to be growth in synergistic contract services to produce consistent profits and value for our shareholders.

     The efforts and dedication of our staff have been outstanding and are greatly appreciated, especially during the difficult environment brought on by the bankruptcy filing near the end of the year and the comprehensive restructuring efforts which began earlier which resulted in fewer people doing more work. During all of this, they managed to maintain high spirits while shouldering the additional work load and maintaining quality performance.

     On behalf of the Board of Directors, we wish to express our appreciation to you, our shareholders, for your patience and support during this most difficult year. With the anticipation that our restructuring and backruptcy will be behind us shortly, we look forward to sharing our expected success with you going forward.

/s/ Ralph A. Trallo                     /s/ Joe C. Quick
Ralph A. Trallo                         Joe C. Quick
President and                           Chairman of the
Chief Executive Officer                 Board


Liquidity and Capital Resources

   The Company's ability to generate cash adequate to meet its needs depends primarily upon payments for its services and periodic bank borrowings. These sources of liquidity are reduced by the payment of direct costs, taxes, purchase of property and equipment and periodic repayment of the Company's revolving lines of credit and term debt.

   The Company experienced a net loss of $2,849,000 on a consolidated basis for fiscal year 1995 resulting primarily from charges of approximately $3,400,000 for business restructuring activities taken in the second quarter, an accrual of $750,000 for Federal income taxes relating to prior years and $185,000 of reorganization costs related to bankruptcy. As a result of losses recognized during the year, the Company, as reported, was not in compliance with certain debt covenants under its lending arrangement.

   At the end of August 1995, the participating lender and, in turn, its agent lender under the Company's financing agreement, refused to continue funding the Company's working capital line. This resulted in a cessation of cash flow necessary to fund operations.
In the first week of September 1995, the Company and its subsidiaries filed voluntary bankruptcy petitions under Chapter 11 reorganization in the U.S. Bankruptcy Court for the Middle District of Pennsylvania in Harrisburg which are jointly administered at Case Number 1-95-1767. This action became necessary for the Company to gain access to its own cash for continued operations. Subsequently, the Company was able to obtain a $3,500,000 debtor-in-possession revolving credit and continue operations as debtor-in-possession.

   At September 30, 1995, the Company had borrowed approximately $8,477,000 on its revolving credit line of $18,000,000 and approximately $963,000 on its debtor-in-possession revolving credit agreement and had an outstanding principal balance of $5,586,524 on its long term secured loan obligation. The Company is in compliance with the covenants under its debtor-in-possession financing arrangement.

   On January 31, 1996 the Company filed its proposed reorganization plan which is discussed below. The plan anticipates full payment to the Company's creditors.
At September 30, 1995, the Company had working capital of approximately $7,435,000 compared to working capital of $11,743,000 for fiscal year end 1994. The decrease in working capital was due primarily to the reclassification of the Company's revolving loan notes payable to the bank of approximately $9,400,000 from long term debt to current liabilities, offset somewhat by an increase in accounts receivable of approximately $5,000,000 primarily due to a significant increase in revenue over the prior year's fourth quarter revenues.

   The Company anticipates that current working capital as of September 30, 1995, cash provided by operations and available bank credit will be sufficient to meet cash needs through April, 1996. It also anticipates that improved operating results in 1996 and the completion of current negotiations with lenders will result in obtaining a multi-year financing arrangement sufficient to allow the Company to emerge from bankruptcy and to meet the Company's cash needs going forward. Capital expenditures of approximately
$400,000 are budgeted for the coming year for additional equipment to support existing and expected future contract work.


Results of Operations 1995 Compared to 1994

During 1995, the Company determined that the valve repair business as then currently conducted by its Henze subsidiary, did not fit the Company's future strategy.
Steps have been taken to divest of this activity and it is identified in the financial statements as a discontinued operation. As a result, the line items on the Company's
Consolidated Statement of Operations for 1995 from "Revenues from services" through "Loss from continuing operations" (inclusive) are presented absent the effects of Henze's operations (which are identified as discontinued operations and presented as a separate line item on a net basis). Results from continuing and discontinued operations are then combined to produce net income. Results of operations for fiscal years ending 1994 and 1993 are restated accordingly.

The expansion and cross-marketing of staff augmentation and maintenance services among the operating subsidiaries in recent years and broadened market mix in fiscal 1995 has led management to conclude that a discussion of comparative results on a market basis to be preferrable.

     Fiscal year 1995 revenues were $83,116,000 compared to
$83,729,000 for fiscal year 1994.    The power generation market
contributed $44,255,000 or fifty-three percent (53%) of 1995 total revenues compared to $54,361,000 or sixty-five percent (65%) of fiscal year 1994 revenues. The petro-chemical business accounted for seventeen percent (17%) of revenues compared to fourteen percent (14%) in fiscal year 1994. The pulp and paper industry contributed fifteen percent (15%) of revenue in 1995 versus eleven percent (11%) in fiscal year 1994. The revenue contribution of all other businesses collectively was fifteen percent (15%) compared to ten percent (10%) in fiscal year 1994. These shifts in market contribution reflect the effectiveness of the Company's diversification strategy.

     The consolidated gross margin increased nine percent
(9%) in 1995 to $12,901,000 attributable to the Company's focus on its more profitable lines of business. Margin contribution from the power generation industry decreased fourteen percent (14%) to $6,376,000. These were more than offset by gains from the petro-chemical, pulp and paper and other industries combined which contributed $6,525,000 compared to $4,460,000 the prior year.

     Consolidated general and administrative expenses increased to $12,177,000 from $10,932,000 in fiscal year
1994. The increase in 1995 included one time business restructuring expenses of $2,209,000. Net of these expenses, general and administrative expenses decreased to $9,968,000 or twelve percent
(12%) of revenues compared to thirteen percent (13%) in fiscal year 1994.

     Income from operations decreased to $724,000 from $909,000 in fiscal year 1994 as gains made in gross margin and reduction of ongoing general and administrative expenses were offset in 1995 by the one-time business restructuring expenses.

     Interest expenses increased from the prior year by $313,000 to $1,554,000. This increase was attributable to higher interest rates for 1995 over 1994.

     As a result of recognizing an income tax accrual of $750,000 related to prior years, offset somewhat by a reduction in its valuation allowance, the Company's income tax benefit was only $171,000. Fiscal year 1994 had an income tax benefit of $111,000. (See note 6 to the Consolidated Financial Statements)

     Net loss from continuing operations in 1995 was $844,000 compared to a loss of $125,000 for fiscal year 1994 primarily due to the restructuring expenses of $2,209,000 noted above. Losses attributable to discontinued operations were $2,005,000 versus $518,000 a year ago. Combining the loss from continuing operations and discontinued operations, the Company posted a net loss of $2,849,000 or $1.31 per share loss for the year compared to a loss of $642,000 or $0.30 per share loss in fiscal year 1994. Absent business restructuring and prior year tax accruals the net income was $1,491,000 or $0.69 per share.

Results of Operations 1994 Compared to 1993

     Total revenues during fiscal year 1994 increased by $34,324,000 to $83,729,000 or sixty-nine percent (69%) when compared to fiscal year 1993 revenues of $49,405,000. This increase was primarily attributable to the acquisition of Cannon Sline, offset somewhat by revenues in the power market which declined approximately $10,000,000 when compared to fiscal 1993. Of the Company's consolidated 1994 revenues, sixty-five percent (65%) were for services to the power market as compared to essentially one hundred percent (100%) for fiscal year 1993.

     In fiscal year 1994, petro-chemical business accounted for fourteen percent (14%) of revenues, the pulp and paper industry contributed eleven percent (11%) and the revenue contribution of all other businesses collectively was ten percent (10%). There was no appreciable business in any of these markets in fiscal year 1993.

     The consolidated gross margin for fiscal year 1994 compared to fiscal year 1993 increased sixty-seven percent (67%) to $11,842,000. Margin contribution from the power industry increased four percent (4%) to $7,382,000. Petro-chemical, pulp and paper and other industries combined contributed $4,460,000.

     Consolidated general and administrative expenses remained constant at thirteen percent (13%) of revenues for fiscal years 1993 and 1994 despite the new mix of business resulting from the acquisition of Cannon Sline.

     Income from operations increased to $909,000 from a loss of $1,688,000 in fiscal year 1993.

     Interest expense in 1994 increased from the prior year by $688,000 to $1,241,000 due to an increase in debt associated with the Cannon Sline acquisition and operations and because of increases in in the prime rate during the fiscal year.

     The Company's had an income tax benefit of $111,000 in 1994 compared to a benefit of $758,000 in fiscal year 1993.

     Net loss from continuing operations posted a $125,000 loss in 1994 compared to a loss of $1,492,000 in 1993.

     Combining the loss from continuing and discontinued operations, the Company posted a net loss of $642,000 or $0.30 per share loss for 1994 compared to a loss of $2,997,000 or a $1.38 per share loss in fiscal year 1993.

Looking Ahead

     On January 31, 1996, the Company filed the Joint
Disclosure of its Reorganization Plan. The Plan includes changes which simplify the corporate structure, making it more cost effective. It also includes the divestiture of the commercial nuclear power staff augmentation business of NSS Numanco, Inc. and the asset sale of Henze
Services, Inc.  The resulting organization will include
Cannon Sline and Icesolv reporting to a newly formed parent yet to be named. Our new Company will bear all the strengths of Nuclear Support Services, Inc. but will shed the weaknesses brought about by the changing nuclear power industry, the stigma associated with the nuclear market, the shrinking market and the lower margins.

     Financially the Plan anticipates an increase in equity, an increase in available working capital and debt reduction. A new revolving credit facility at substantially lower interest rates is being negotiated as is a five year term loan. The Plan anticipates all creditors of the Company to be paid in full.

     The remaining operating Companies will be stronger and more efficient. Cannon and Sline will be legally merged.
Icesolv's expanded role will result in an economy of scale needed to allow the business to grow. While each of the Companies will retain its core competency, both have the capability to provide the total range of services provided by the other. Administratively, all subsidiaries will be operating on the same data processing system and internal controls. This will provide real time reporting affording operations management the tools to react quickly to changing conditions.

     The Reorganization Plan provides the opportunity to advance management's timetable to achieve a balanced market mix as illustrated by the charts below.

          NSSI Revenues - 1994
          Continuing Operations
          Revenue Market     % Revenue
          Power                    65%
          Petro                    14%
          Pulp & Paper             11%
          Other                    10%

          NSSI Revenues - 1995
          Continuing Operations
          Revenue Market     % Revenue
          Power                    53%
          Petro                    17%
          Pulp & Paper             15%
          Other                    15%

          NSSI Revenues - 1995
          Pro Forma After Reorganization
          Revenue Market     % Revenue
          Power                    28%
          Petro                    26%
          Pulp & Paper             23%
          Other                    23%

     An implementation date of the Plan of Reorganization of April 1, 1996 is anticipated subject to certain contingencies including the successful sale of assets, negotiation of a replacement credit facility and ultimate approval of the Plan by the court.

     The seasonality of our new company should shift from a bar bell to a traditional bell curve. The slowest period is expected be the first calendar quarter while the peak of our season is expected to be late summer. This shift in business seasonality warrants the change of our fiscal year to a March 31 ending. Management is taking the necessary steps to affect this change under the plan of reorganization.

     Preliminary results ofoperations for the first quarter of fiscal year 1996 indicate a net profit of approximately
$171,000 or $0.08 per share. Substantial costs associated with the outside professional support required by the bankruptcy proceeding are expected in the second quarter of 1996. It is anticipated that these costs will depress earnings for that period.

Independent Auditors' Report

To The Board of Directors and Shareholders
Nuclear Support Services, Inc.:

We have audited the accompanying consolidated balance sheets of Nuclear Support Services, Inc. and subsidiaries as of September 30, 1995 and 1994 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nuclear Support Services, Inc. and subsidiaries at September 30, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1995, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company is in default on its revolving credit agreement and has sustained losses in recent years. These events raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note
5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

November 17, 1995, except as to note 14, which is as of January 31, 1996.
Atlanta, Georgia

Nuclear Support Services, Inc. and Subsidiaries
(Debtor-in-Possession)
Consolidated Statements of Operations
Years ended September 30, 1995, 1994 and 1993
                          1995      1994      1993
Revenues from
  services (note 8)$83,115,904 83,729,024 49,405,472
Cost of services    70,215,224 71,887,234 42,321,913
  Gross margin      12,900,680 11,841,790  7,083,559
General and
  administrative
  expenses          12,176,557 10,932,301  6,340,080
Write-off of
  intangible assets
  and excess of cost
  over net assets of
  businesses
  acquired (note 10)         -         -   2,431,970
  Income (loss)
  from operations      724,123    909,489 (1,688,491)
Interest expense    (1,554,135)(1,241,150)  (553,594)
Other (expense)
  income, net             (190)     96,133    (7,853)
  Loss before
    reorganization
    costs and
    income taxes      (830,202)  (235,528)(2,249,938)
Reorganization costs  (185,019)          -         -
  Loss from
  continuing
  operations
  before income
  taxes             (1,015,221)  (235,528)(2,249,938)
Income tax
  benefit -
  (note 6)            (171,000)  (111,000)  (758,000)
Loss from
  continuing
  operations          (844,221)  (124,528)(1,491,938)
Discontinued
  operations
  (note 10):
  Loss from
    operations
    of dis-
    continued
    subsidiary
    (net of
    income tax
    benefit of
    $1,080,000,
    $424,000 and
    $742,000 in
    1995, 1994,
    and 1993,
    respective-
    ly)             (2,004,755) (517,765)(1,505,094)
Net loss           $(2,848,976) (642,293)(2,997,032)
Loss per share:
  Continuing
  operations              (.39)     (.06)      (.69)
  Discontinued
    operations            (.92)     (.24)      (.69)
  Net loss              $(1.31)     (.30)     (1.38)
Weighted average
  common and
  common
  equivalent
  shares              2,169,190 2,169,190  2,167,220

See accompanying notes to consolidated financial statements.

Nuclear Support Services, Inc. and Subsidiaries
(Debtor-in-Possession)
Consolidated Statements of Shareholders' Equity
Years ended September 30, 1995, 1994 and 1993

             Common stock                         Treasury stock
            Number         Additional             Number
                of            paid-in   Retained       of
            shares  Amount    capital   earnings   shares      Amount     Total
Balance,
September
 30, 1992 2,476,242 $6,190 $3,494,542 $11,295,459 309,022 $(4,659,843) $10,136,348
Net loss          -      -          -  (2,997,032)      -           -  (2,997,032)
Balance,
September
 30, 1993 2,476,242  6,190  3,494,542   8,298,427 309,022  (4,659,843)   7,139,316
Exercise
 of options       -      -   (22,036)           - (1,970)       29,706       7,670
Net loss          -      -         -     (642,293)      -            -    (642,293)
Balance,
September
 30, 1994 2,476,242  6,190  3,472,506   7,656,134  307,052 (4,630,137)   6,504,693
Net loss          -      -          - (2,848,976)        -           - (2,848,976)

Balance,
September
 30, 1995 2,476,242 $6,190 $3,472,506  $4,807,158   307,052 $(4,630,137) $3,655,717


See accompanying notes to consolidated financial statements.

Nuclear Support Services, Inc. and Subsidiaries
(Debtor-in-Possession)
Consolidated Balance Sheets
September 30, 1995 and 1994

                                  1995        1994
Assets
Current assets
Cash                        $1,849,267   1,910,947
Accounts receivable,
  net (notes 3 and 5):
  Billed                    19,990,695  14,803,818
  Unbilled                     333,723   1,069,313
  Other                        939,755     616,710
     Total accounts
     receivable             21,264,173  16,489,841
Inventory (note 5)           1,206,417   1,635,151
Deferred income taxes
   (note 6)                  2,078,000     822,000
Prepaid insurance              920,177   2,814,168
Other prepaid expenses
  and current assets           760,270     984,673
Costs and estimated earnings
  in excess of billings on
  uncompleted contracts
  (note 3)                   2,760,439   1,361,263
     Total current assets   30,838,743  26,018,043
Property and equipment
   (note 5):
  Land                         964,100     964,100
  Buildings and improvements 1,986,786   2,111,339
  Machinery and equipment    7,688,132   7,481,577
  Furniture and fixtures     2,173,200   2,137,291
  Vehicles                     689,284     390,635
                            13,501,502  13,084,942
Less accumulated
   depreciation              6,828,442   5,571,929
                             6,673,060   7,513,013
Deferred income taxes
   (note 6)                    419,000     478,000
Excess of cost over
  net assets of
  businesses acquired,
  net of
  amortization of $532,868
  and $458,924 in 1995 and
  1994, respectively         1,127,663   1,201,607
Other assets                   330,799     278,704
     Total assets          $39,389,265  35,489,367

Liabilities and Shareholders' Equity
                                  1995        1994
Liabilities not subject
  to compromise
Current liabilities:
  Notes payable (note 5)    $3,540,512   2,754,103
  Notes payable to bank
   (note 5)                  9,440,147           -
  Current portion of
    long-term debt
    (note 5)                 1,402,524   1,236,125
  Accounts payable           3,193,796   4,092,378
  Accrued payroll and
    employee benefits
   (note 7)                  2,737,211   2,930,327
  Billings in excess of
    costs and estimated
    earnings on uncompleted
    contracts (note 3)         779,721     368,581
  Other accrued
    expenses (note 10)       2,309,903   2,893,431
     Total current
     liabilities            23,403,814  14,274,945
Liabilities subject to
  compromise under
  reorganization
  proceedings
  (note 4)                   8,145,734           -
Note payable to bank
   (note 5)                          -   9,140,523
Long-term debt,
   less current
   portion (note 5)          4,184,000   5,569,206
     Total liabilities      35,733,548  28,984,674
Shareholders' equity
   (note 9):
  Common stock, $.0025
  par value, authorized
  10,000,000 shares,
  issued 2,476,242 shares;
  outstanding 2,169,190
  shares                         6,190       6,190
Additional paid-in capital   3,472,506   3,472,506
Retained earnings            4,807,158   7,656,134
Treasury stock, at cost    (4,630,137) (4,630,137)
     Total shareholders'
       equity                3,655,717   6,504,693
Commitments and
  contingencies
  (notes 7 and 11)
     Total liabilities
       and shareholders'
       equity              $39,389,265  35,489,367

See accompanying notes to consolidated financial statements.

Nuclear Support Services, Inc. and Subsidiaries
(Debtor-in-Possession)
Consolidated Statements of Cash Flows
Years ended September 30, 1995, 1994, and 1993
                                1995      1994       1993
Cash flows from
operating activities:
  Net loss              $(2,848,976) (642,293)(2,997,032)
  Adjustments to
    reconcile net
    loss to net cash
    provided by
    operating
    activities:
  Depreciation and
    amortization           1,441,179 1,493,619  1,528,116
  Deferred income
    taxes                (1,197,000) (583,000)(1,056,000)
  Provision for
    restructuring
    charges                        -         -    440,059
  Write-off of
    intangible
    assets and
    excess of cost
    over
    net assets of
    businesses
    acquired                       -         - 2,431,970
  Other                        1,640       373  (11,680)
Change in assets and
  liabilities net of
  effects
  from purchases of
  subsidiaries:
  (Increase) decrease
    in accounts
    receivable          (4,774,332)  2,700,422 3,625,025
  Decrease (increase)
    in inventory            428,734  (290,808) (214,239)
  Decrease (increase)
    in prepaid
    expenses and
    other
    current assets        2,118,394  (442,617) (466,392)
  (Increase) decrease
    in costs and
    estimated
    earnings in excess
    of billings on
    uncompleted
    contracts          (1,399,176)  1,054,379         -
  Decrease (increase)
    in other assets        129,100    139,357  (92,292)
  Increase (decrease)
    in accounts
    payable              4,853,357    994,149 (364,559)
  Increase (decrease)
    in accrued payroll
    and employee
    benefits              248,683   (413,328) (597,634)
  Increase (decrease)
    in accrued
    expenses            1,304,819     734,420 (106,949)
  Increase (decrease)
    in billings in
    excess
    of costs and
    estimated
    earnings on
    uncompleted
    contracts            411,140   (1,929,331)        -
  Decrease in other
    liabilities                -            -  (39,144)
       Net cash
       provided by
       operating
       activities        717,562   2,815,342  2,079,249
Cash flows from
  investing
  activities:
  Sale of property
    and equipment          5,887      45,348     22,019
  Sale of marketable
    securities            37,232           -     45,062
  Acquisition of
    businesses, net of
    cash acquired              - (8,315,335)          -
  Purchase of
    property
    and equipment      (534,809)   (986,975)  (685,845)
  Purchase of
    marketable
    securities         (218,427)          -   (145,325)
     Net cash
     used by
     investing
     activities        (710,117) (9,256,962)  (764,089)
Cash flows
 from financing
 activities:
  Net borrowings
    (payments) on
    notes payable      1,086,033   1,568,162(1,241,750)
  Principal payments
    on long-term
    debt             (1,155,158)   (455,283)  (143,954)
  Proceeds from
    long-term debt             -   7,000,000          -
  Exercise of
    stock options              -       7,670          -
     Net cash
       provided
       (used) by
       financing
       activities       (69,125)   8,120,549 (1,385,704)
     Net increase
       (decrease)
       in cash          (61,680)   1,678,929    (70,544)
Cash at beginning
  of year              1,910,947     232,018     302,562
Cash at end of year   $1,849,267   1,910,947     232,018

See accompanying notes to consolidated financial statements.

Nuclear Support Services, Inc. and Subsidiaries
(Debtor-in-Possession)
Notes to Consolidated Financial Statements
Years ended September 30, 1995, 1994 and 1993

1.  Plan of Reorganization and Basis of Presentation

On September 5, 1995 (the "Petition Date"), Nuclear Support Services, Inc. (the "Debtor") filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (Chapter 11) in the United States Bankruptcy Court for the Middle District of Pennsylvania in Harrisburg. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petition for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-possession.
These claims are reflected in the September 30, 1995 balance sheet as "liabilities subject to compromise under reorganization proceedings." Additional liabilities subject to compromise may arise subsequent to the filing date resulting from rejection of executory contracts, including leases, and from the determination by the court (or agreed to by parties-in-interest) of allowed claims for contingencies and other disputed amounts. Claims secured against the Debtor's assets ("secured claims") also are stayed, although the holders of such claims have the right to move the court for relief from the stay. Secured claims are secured primarily by liens on the Debtor's accounts receivable, inventory and property and equipment.


2.  Summary of Significant Accounting Policies

(a)  Basis of Consolidation
The consolidated financial statements include the accounts of Nuclear Support Services, Inc. and its wholly-owned subsidiaries (together referred to as the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation. The results of operations of the Company's Henze Services, Inc. subsidiary are shown as discontinued operations for all years presented.

(b)  Revenue and Cost Recognition
Revenues from fixed-price and modified fixed-price construction contracts are recognized on the percentage-of-completion method, measured by the cost-to-cost method.
Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned, measured by the cost-to-cost method. Revenues from time and material contracts are recognized as the work progresses.
     Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies and depreciation. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.
     The asset, "Costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.

(c)  Inventory
Inventory consists primarily of replacement parts and operating supplies and is stated at cost determined on the first-in, first-out (FIFO) basis.

(d)  Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Capital leases are included at the capitalized amount less accumulated amortization.
Amortization of capital leases is included in depreciation expense. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the respective leases .

     Maintenance and repairs are expensed when incurred, and expenditures for improvements are capitalized. Any gains or losses from the disposal of assets are recorded in the year of disposal.

(e) Excess of Cost Over Net Assets of Businesses Acquired The excess of cost over net assets of businesses acquired (goodwill) is being amortized using the straight-line method over 20 years. The Company assesses the recoverability of goodwill based upon historical trends and projected future results of operations of the acquired entities.

(f)  Income Taxes
Deferred income taxes result primarily from temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

(g)  Earnings Per Share
Earnings per share are computed on the weighted average number of shares outstanding during the year. Included in the weighted average number of shares outstanding are common stock equivalents derived from dilutive stock options.

(h)  Reclassifications
Certain reclassifications were made to the 1994 and 1993 consolidated financial statements to conform to classifications adopted in 1995.


3. Costs and Estimated Earnings on Uncompleted Contracts and Retainage

Costs and estimated earnings on uncompleted contracts at September 30, 1995 and 1994 are summarized as follows:

September 30,                 1995         1994
Costs incurred on
  uncompleted contracts $44,574,622  20,681,464
Estimated earnings        9,880,804   4,088,311
                         54,455,426  24,769,775
Less:  Billings to date  52,474,708  23,777,093
                          1,980,718     992,682
Included in the
  accompanying
  consolidated balance
  sheets under the
  following captions:
Costs and estimated
  earnings in excess
  of billings on
  uncompleted contracts   2,760,439   1,361,263
Billings in excess of
  costs and estimated
  earnings on uncompleted
  contracts               (779,721)   (368,581)
                         $1,980,718     992,682

     Accounts receivable billed include amounts retained by customers, in accordance with contract provisions, of approximately $835,000 and $856,000 at September 30, 1995 and 1994, respectively.


4.  Liabilities subject to Compromise Under Reorganization
Proceedings

Certain pre-petition liabilities were approved by the Bankruptcy Court for payment. At September 30, 1995, such liabilities are included in accounts payable, accrued payroll and employee benefits, and other accrued expenses. Additionally, secured debt which is expected to be paid in full in accordance with the original terms is included in notes payable to bank. The remainder of the Company's pre-petition liabilities whose disposition is dependent upon the outcome of the Chapter 11 proceedings are classified as liabilities subject to compromise under reorganization proceedings in the accompanying consolidated balance sheet.

These liabilities are summarized as follows as of September
30, 1995:

Unsecured capital lease obligations    $63,649
Trade accounts payable and other
  unsecured liabilities              8,082,085
                                    $8,145,734

5.  Long-Term Debt and Notes Payable

Long-Term Debt
The Company's long term debt is expected to be settled in accordance with the terms of the Plan. The secured term loan is expected to be paid in full in accordance with its original terms. The Company's unsecured capital lease obligations have also been classified as liabilities subject to compromise under reorganization proceedings.

Long-term debt, based on original terms, is summarized as follows:

September 30,                        1995         1994
Term loan payable to bank,
collateralized by the Company's
accounts receivable, inventory,
machinery and equipment,
real estate, general intangibles
and stock of all subsidiaries.
The note bears interest at
prime + 3% (11.75% at
September 30, 1995), and is
payable in monthly installments
through December 1, 1999.       $5,586,524   6,670,000
Unsecured capital lease
obligations at effective
interest rates ranging from
7% to 22%                           63,649     135,331
                                 5,650,173   6,805,331
Less current maturities          1,402,524   1,236,125
Less liabilities subject to
compromise under
reorganization proceedings          63,649           -
                                $4,184,000   5,569,206

Notes Payable
The Company has installment notes payable for insurance premiums of $629,286 and $1,138,936 at September 30, 1995 and 1994, respectively. The notes are secured by unearned premiums, dividends and loss payments under policies in force. The note at September 30, 1995 bears interest at 6.99% with payments due in nine equal monthly installments of $71,974 commencing October 30, 1995. Also included in notes payable at September 30, 1995 and 1994 are cash overdrafts of $2,911,226 and $1,615,167, respectively.

Notes Payable to Bank
The Company has a revolving loan agreement with two participating financial institutions under which there is no current availability to the Company and under which the Company is currently in default. Amounts outstanding under this revolving loan agreement were $8,477,305 and $9,140,523 at September 30, 1995 and 1994, respectively. The amount outstanding under the agreement at September 30, 1995 is classified as a current liability in the accompanying consolidated balance sheet due to the events of default. Borrowings bear interest generally at the prime rate plus 3% (11.75% at September 30, 1995), are evidenced by demand notes, and are secured by the Company's accounts receivable, inventory, machinery and equipment, real estate, general intangibles and stock of all subsidiaries. This agreement, among other things, requires the Company to meet various covenants including minimum levels of working capital and net worth and expires November 1997. Commitment fees during the revolving loan period are 1/4 of one percent of the average daily unused amount of the revolving loan commitment, payable on a quarterly basis. The Company is also required to pay an annual collateral monitoring fee of $115,000, payable in advance in quarterly installments. The Company's revolving loan agreement is expected to be paid in full in accordance with its original terms.

     The maximum amount outstanding, the average amount outstanding, and weighted average interest rate under its lines of credit during the period for each year presented are as follows:

                                        Weighted
                Maximum      Average     average
                 amount  outstandinginterest rate
September 30,outstanding     balance during year
1995        $13,729,000    9,509,000      11.53%
1994         13,151,000    9,407,000       8.49%
1993          9,642,000    7,236,000       6.81%

     On September 20, 1995, the Company entered into a debtor-in-possession revolving credit and security agreement with a bank which provides interim financing of up to $3,500,000 for working capital needs and general corporate purposes. The revolving credit facility is secured by a super priority interest in all assets of Company, bears interest at the prime rate plus 3% (11.75% at September 30, 1995), and expires February 28, 1996. At September 30, 1995, $962,842 was outstanding under this agreement and is included in notes payable to bank in the accompanying consolidated balance sheet.
     As discussed above, the Company is in default on its revolving credit agreement and has sustained losses in recent years. The Company plans to sell its unprofitable Henze Services., Inc. subsidiary and certain operations of another subsidiary in an effort to generate cash to reduce its debt and to return the Company to profitability. The ability of the Company to continue as a going concern is largely dependent upon its ability to achieve profitable operations and to generate adequate future cash flows.


6.  Income Taxes

The provisions of the Statement of Financial Accounting
Standards No. 109 (SFAS 109), Accounting for Income Taxes, have been applied to these financial statements.

Income tax benefit relating to continuing operations consists of the following:

                  Years ended September 30,
                     1995      1994      1993
Current:
Federal          $579,000   325,000   140,000
State            (88,000)    62,000         -
  Total current   491,000   387,000   140,000
Deferred
  - Federal
  and state     (662,000) (498,000) (898,000)
Total income
  tax benefit  $(171,000) (111,000) (758,000)

     The reconciliation between the tax benefit computed by multiplying pretax loss from continuing operations by the U.S. Federal statutory tax rate and the reported amounts of income tax benefit is as follows:

                  Years ended September 30,
                          1995      1994      1993
Computed at U.S.
  statutory tax rate $(345,000)  (80,000) (765,000)
State income taxes,
  net of Federal
  income tax benefit   (26,000)  (29,000)         -
Federal income taxes
  relating to
  prior year net of
  available
  carryback             534,000         -         -
Amortization and
  write-off of
  goodwill               29,000    34,000   389,000
Decrease in
  valuation
  allowance           (613,000)         -         -
Other, net              250,000  (36,000) (382,000)
Total income tax
  benefit            $(171,000) (111,000) (758,000)

     SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at September 30, 1995 and 1994 are as follows:

                                       1995      1994
Deferred tax assets:
  Allowance for doubtful accounts  $128,000   282,000
  Inventory uniform capitalization   20,000    18,000
  Inventory valuation allowance     293,000    98,000
  Capital loss carryforwards        567,000   600,000
  Operating loss carryforward       458,000         -
  Safe harbor leases                 71,000    81,000
  Accruals not deducted
    for tax purposes              1,082,000   438,000
  Unamortized intangible
    assets for tax purposes         135,000   167,000
  Fixed asset depreciation                -   314,000
  Total gross deferred tax assets 2,754,000 1,998,000
  Less-valuation allowance           71,000   684,000
  Net deferred tax assets         2,683,000 1,314,000
Deferred tax liabilities:
  Fixed asset depreciation          166,000         -
  Other                              20,000    14,000
     Net deferred tax asset      $2,497,000 1,300,000

     The valuation allowance for deferred tax assets as of October 1, 1994 was $684,000, which related primarily to the Company's capital loss carryforward. The valuation allowance decreased $613,000 for the year ended September 30, 1995, due to management's belief that the Company's capital loss carryforward will be utilized in 1996. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 1995.
     In 1995, the Internal Revenue Service (IRS), completed an audit of the Company's income tax returns for the years ended September 30, 1993, 1992, 1991, and 1990. As a result of the audit, the IRS challenged the write-off for tax purposes of certain intangible assets made during the year ended September 30, 1993. The Company has accrued $750,000 relating to the settlement of this matter. The Company has asked for an appeal hearing with the IRS at which it plans to vigorously contest the audit findings.


7.  Employee Benefit Plans

Effective February 1, 1990, the Company established the Nuclear Support Services, Inc. Retirement Savings Plan (401(k) Plan) for qualified NSSI employees. The Plan was amended effective January 1, 1991 to provide for participation by all non-bargaining employees. The Plan allows participants to contribute to the Plan by salary reduction and is qualified pursuant to Section 401(k) of the Internal Revenue Code. Participants may defer up to 15% of their base compensation or $9,240 per year, whichever is the lesser amount. The Company, at its discretion, can make contributions to the Plan. No Company contributions were made during fiscal years 1995, 1994 or 1993.
     The Company has defined benefit pension plans covering substantially all of the hourly employees of its subsidiary Henze Services, Inc. (Henze). The total pension expense for all Henze plans for the years ended September 30, 1995, 1994 and 1993 was approximately $30,000, $39,000 and $24,000, respectively. The actuarial present value of accumulated plan benefits and net assets available for plan benefits as of the latest valuation date, September 30, 1995, is as follows:

                                    1995     1994
Actuarial present value
  of accumulated plan benefits:
Vested                          $448,000  415,000
Nonvested                         18,000   16,000
                                 466,000  431,000
Net assets available for
 benefits                       $406,000  350,000

     The assumed discount rate used in determining the actuarial present value of accumulated plan benefits for the plans was 7% for the years ended September 30, 1995 and 1994. The provisions of Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, have not been applied to these plans since their effect is not considered significant.
     The Company established an Employee Stock Purchase Plan in 1988 for substantially all of its employees. The Plan offers employees the opportunity to purchase Nuclear Support Services, Inc. common stock through regular payroll deductions. Participation in this Plan is voluntary, and the Company pays transaction fees for purchases made under this Plan.
     During 1994, the Company acquired 100% of the outstanding stock of Oliver B. Cannon & Son, Inc. and subsidiary and Sline Industrial Painters, Inc. (collectively referred to as Cannon Sline). As a result of this acquisition described in note 10, the Company is obligated under the terms of a thrift plan for substantially all employees of Cannon Sline not covered by union-sponsored plans. The Plan allows participants to contribute after-tax earnings up to a maximum of 10% of annual compensation. The Plan provides for Company matching and additional discretionary contributions as defined in the Plan document. Cannon Sline expensed approximately $74,000 and $135,000 in matching and discretionary contributions to the Plan during fiscal years 1995 and 1994, respectively.
     Cannon Sline is required to contribute to pension plans (defined contribution) administered by collective bargaining organizations. Contributions are based on hours worked, as specified in the various contracts. Information regarding these plans is not currently made available by the union administrators or trustees.
     The Company implemented a Senior Executive Compensation Program for fiscal years 1992 through 1994. Under the terms of the program, incentive bonuses could be earned in the form of cash, stock options, or other perquisites. During 1995 and 1994, cash of $42,915 and $63,466 and stock options of 0 and 77,500, respectively, were awarded under this program as incentive bonuses for the previous fiscal years. The options granted under this program are included in the 1990 Plan and are exercisable at the fair market value of the stock on the date of grant.


8.  Major Customers

In 1995, 1994 and 1993, one customer accounted for 16%, 12% and 32%, respectively, of consolidated revenues.
     A majority of the Company's contracts with its clients provide for charges on a time and materials basis. The time and materials contracts generally permit the client to control the amount, type, and timing of services to be performed by the Company, and most of the contracts permit the client to terminate the contract at any time.


9.  Stock Option Plan

On February 6, 1990, the Board of Directors adopted the Nuclear Support Services, Inc. 1990 Stock Option Plan (the "1990 Plan") to provide incentive to key full-time employees and consultants of the Company. Under the 1990 Plan, stock options could be granted for up to 416,897 shares of common stock. The options could be incentive stock options, which qualify for certain tax benefits, or options which do not qualify as incentive stock options. Incentive stock options were granted at not less than the fair market value of the stock on the date granted and non qualified stock options were granted at not less than one-half of the fair market value of the stock on the date granted. The 1990 Plan became effective January 1, 1990 and expired December 31, 1994. Options outstanding under the Plan remain exercisable by their terms after expiration of the Plan.

     On February 8, 1991 the Board of Directors adopted the Directors Stock Option Program wherein Directors, at their election made in advance, could accept non qualified stock options in lieu of cash for all or a portion of Director compensation. Such options could be acquired at the rate of 17% of the market value of the stock as of the date such compensation was payable. Options granted under this program are included in the 1990 Plan and are exercisable at the fair market value of the stock on the date each Director's compensation becomes payable.

Following is a summary of activity in the 1990 Plan for the three years ended September 30, 1995:

                                    Option     Total
                                 price per    option
                         Shares      share     price
Options outstanding at
  September 30, 1992     38,018 $5.00-9.00  $244,791
Issued                  173,385  3.25-7.13   908,057
Canceled or expired    (17,906)  4.63-5.38  (85,441)
Options outstanding at
  September 30, 1993    193,497  3.25-9.00 1,067,407
Issued                  221,746  3.38-5.50   912,556
Exercised               (1,970)       3.75   (7,388)
Canceled or expired    (15,641)  3.75-6.88  (82,424)
Options outstanding
  at September 30,
  1994                  397,632  3.25-9.00 1,890,151
Issued                   11,258  3.75-4.13    46,403
Canceled or expired    (76,292)  3.25-7.13 (335,743)
Options outstanding at
  September 30, 1995    332,598  3.38-9.00$1,600,811

10.  Acquisitions, Dispositions and Discontinued Operations

During September 1995, the Company adopted plans to sell the operations of its Henze Services subsidiary. No significant gain or loss is anticipated on the disposal of Henze. Revenues from this subsidiary were $14,567,000, $12,661,000 and $13,392,000 for the years ended September 30, 1995, 1994, and 1993, respectively. Certain expenses have been allocated to discontinued operations, including interest expense, which was allocated based on the ratio of Henze net assets to the sum of total net assets of the consolidated Company plus consolidated debt. Interest expense allocated to discontinued operations for the years ended September 30, 1995, 1994, and 1993 was $255,702,
$187,673, and $150,062, respectively. The assets and liabilities of Henze are included in the Company's consolidated balance sheet as of September 30, 1995 and 1994 and are summarized as follows:

                                   1995        1994
      Current Assets         $4,621,000   5,101,000
      Property and
        Equipment, net        2,104,000   2,876,000
      Other Assets               32,000      15,000
      Current Liabilities     2,559,000   1,256,000
      Long-term debt                  -      62,000
                             $4,198,000   6,674,000

     Effective October 1, 1993, the Company acquired 100% of the outstanding stock of Cannon Sline for approximately $4,483,000 in cash and a note of $2,376,000. Cannon Sline supplies surface preparation and specialty coatings services to power generation, pulp and paper, marine and other industries. The acquisition was accounted for using the purchase method of accounting with the results of operations of the business acquired included from the effective date of the acquisition. There was no excess of cost over net assets of business acquired.

The following is a summary of assets acquired and liabilities assumed in the Cannon Sline acquisition:

      Assets acquired, net of cash    $14,161,000
      Liabilities assumed             (5,846,000)
      Net assets acquired              $8,315,000

Pro forma results of operations for the year ended September
30, 1993, as if the acquisition of Cannon Sline had taken place on October 1, 1992 are as follows:

       Revenues from services   $84,636,000
       Net loss                   2,469,000
       Loss per share                 $1.14

In December 1990, the Company sold the nuclear operations of Henze-Movats Incorporated, consisting of certain intangible assets, property and equipment and inventories, to Westinghouse Electric Corporation ("Westinghouse") in exchange for certain assets of Westinghouse's Numanco and Wisco nuclear field services operations and cash. The Company has not received the amount of contract referrals and revenues initially expected from the Numanco and Wisco acquisition. During 1993, it was determined that all intangible assets received in the Numanco and Wisco acquisition had no expected future benefit to the Company and the net intangible balance of $1,431,970 at September 30, 1993 was written off. Additionally, based on the lower volume of contracts and revenues from Westinghouse, the Company determined that the excess of cost over net assets of businesses acquired in this transaction exceeded the expected future benefit. As a result, $1,000,000 of excess of cost over net assets of businesses acquired was written off during 1993.


11.  Commitments and Contingencies

(a)  Insurance Coverage
The Company has contracts to provide radiation protection personnel, instrument, electrical and mechanical maintenance personnel, and professional personnel at several nuclear-powered electric generating facilities. The Company maintains $11,000,000 general liability insurance coverage. Federal legislation affecting the nuclear power industry includes a liability protection system for certain damages caused by nuclear incidents. However, certain types of risks (for example, on-site property damage) are not covered by this system and are not otherwise insurable by the Company. Few of the Company's contracts with its clients contain waivers of liability or an overall limitation of liability; thus, to the extent that it is neither insured nor protected by an enforceable waiver or an enforceable limitation of liability, the Company could be materially adversely affected by a nuclear incident. To the extent possible, the Company requests being listed as a named insured on its clients' insurance policies in an effort to reduce risk.

(b)  Legal Matters
The Company or its subsidiaries are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position.
In November 1994, NSSI filed suit against Westinghouse alleging the breach of various terms of a certain Asset
Purchase Agreement and the related Supply Agreement resulting from the transaction described in note 10. This suit is still in the preliminary stages of litigation and seeks monetary damages.

(c)  Rental Agreements
The Company leases office space and various equipment under operating leases which provide for minimum rentals as follows:

September 30,        Minimum Rental
  1996                     $838,974
  1997                      652,706
  1998                      564,468
  1999                      427,444
  2000                      260,876
  2001 and thereafter       955,207
  Total minimum lease
    payments             $3,699,675

Rental expense under all agreements for 1995, 1994 and 1993 was approximately $1,019,000, $890,000 and $797,000, respectively.
     The Company leases land and buildings under operating leases from an individual who was a member of the Company's board of directors during fiscal year 1994. Rent expense included above under these leases for 1994 was approximately $57,000.


12.  Supplementary Statement of Cash Flow Information

Noncash Investing and Financing Activities
Capital lease obligations of $177,625 were incurred in 1993 when the Company entered into lease agreements for new equipment.

Cash paid during the year for:

                    1995      1994      1993
Interest      $1,861,850 1,247,760   708,152
Income taxes     123,113   363,798   200,867

13.  Quarterly Financial Data (Unaudited)

The Company's quarterly financial data for fiscal 1995 and 1994 is as follows:

                       Fourth     Third      Second       First
1995                  quarter    quarter    quarter     quarter
Revenues from
  services        $23,154,693 22,843,473 18,541,023  18,576,715
Gross margin        3,603,611  3,442,589  3,070,006   2,784,474
Earnings
  (loss) from
  continuing
  operations
  before
  income taxes        929,032    497,697 (2,208,664)  (233,286)
Net earnings
  (loss)            (166,671)    101,888 (2,444,566)  (339,627)
Earnings
  (loss) per
  share                $(.08)        .05      (1.13)      (.16)


                       Fourth      Third      Second      First
1994                  quarter    quarter     quarter    quarter
Revenues from
  services        $18,919,135 22,211,228  19,578,722 23,019,939
Gross margin        2,612,128  3,389,974   2,752,723  3,086,965
Earnings
  (loss) from
  continuing
  operations
  before
  income taxes      (286,435)    288,942    (431,823)   193,788
Net earnings
  (loss)          (1,211,001)    279,408        3,226   286,074
Earnings (loss)
  per share            $(.56)        .13          .00       .13

The second quarter of 1995 includes pre-tax adjustments of approximately $400,000 for uncollectible receivables,
$500,000 to write down inventory to its estimated net realizable value and $2,546,000 of provisions for business restructuring activities. The fourth quarter of 1995 includes an accrual of $750,000 for a Federal income tax assessment relating to prior year and $185,000 of reorganization costs related to Chapter 11.
The fourth quarter of 1994 includes pre-tax adjustments of approximately $661,000 for uncollectible receivables and $250,000 to write-down inventory to its net realizable value.


14. Subsequent Events

The Company entered into a Letter of Intent in January 1996 pursuant to which a third party proposed to purchase certain operations of the Company's NSS Numanco subsidiary. A gain of approximately $750,000 is anticipated on this transaction if it is consummated.
     The Company filed its Plan of Reorganization and the restructuring contemplated thereby on January 31, 1996. The Company expects the restructuring to be effective on or about March 31, 1996.


Financial Highlights

For the Fiscal Years Ended September 30 (In thousands except per share amounts)
For Continuing Operations

          1995(1)    1994(2)*    1993(3)*  1992(4)*  1991(5)*
Revenues  $83,116      83,729      49,405    63,813    55,490
Earnings
(loss)
before
reorgani-
zation
costs
and
income
taxes    $(1,015)       (236)     (2,250)     1,272     1,051
Net
earnings
(loss)   $(2,849)      $(642)     (2,997)       685       987
Net
earnings
per share $(1.31)       (.30)      (1.38)       .32       .45
Total
assets   $39,389       35,489      22,780    28,090    23,962
Total
long-term
debt      $5,587       15,946       8,935     2,214       900
Liabil-
ities
subject
to
compro-
mise      $8,146            -           -         -         -
Equity
per
share      $1.69         3.00        3.29      4.68      4.36
Return on
average
equity          -           -           -        7%       11%
Weighted
average
common and
common
equivalent
shares      2,169       2,169       2,167     2,171     2,191

(1)Reflects the discontinuance of Henze
  operations, a one-time write-off of
  approximately $3.4 million and an accrual of $750,000 for Federal Income Tax relating to a prior year.
(2)Purchased Oliver B. Cannon & Son, Inc. and
  Sline Industrial Painters, Inc. (Cannon Sline)
(3)Reflects a one-time write-off of approximately
  $2.4 million (See Management's Discussion and
  Analysis).
(4)Includes one-time tax credit of $103,000 or $.05 per share reflecting the adoption of FASB
  No. 109 relative to income taxes.
(5)Sold the nuclear operations of Henze-Movats
  Incorporated to Westinghouse Electric
  Corporation (Westinghouse) in exchange for certain assets of Westinghouse's Numanco and Wisco nuclear field services operations and cash.

*These years have been restated to present Henze as discontinued operations.

Stock Highlights as of September 30, 1995

Nuclear Support Services, Inc. had 2,169,190 shares of common stock outstanding and 468 known shareholders of record. The Company's common stock trades on the Nasdaq Stock Market under the symbol of "NSSI."

                1995              1994
             High     Low    High       Low
Quarter     Trade   Trade   Trade     Trade
First       4 1/8   2 1/4   4 3/4     2 1/2
Second      2 3/4   1 7/8       6     3 3/4
Third       2 3/8   1 1/2   5 1/2     3 5/8
Fourth      2 3/4     3/4   4 1/4     3 1/4

Board of Directors
Joe C. Quick
Chairman of the Board; Member, Executive Committee;
Member, Strategic Planning Committee

Heath Allen
Chairman, Audit Committee;
Member, Executive Committee

Dale Ferguson
Chairman, Executive Committee

Robert A. Hess
Member, Audit Committee

Donald Lyons
Chairman, Strategic Planning Committee;
Member, Compensation Committee

Thomas P. McShane
Member, Executive Committee;
Member, Compensation Committee

Wm. Lawrence Petcovic
Chairman, Compensation Committee
Member, Audit Committee

Corporate Officers

Joe C. Quick, Chairman
Ralph A. Trallo, President and Chief Executive Officer
Michael J. Olson, Vice President, Chief Financial
     Officer, Secretary/Treasurer

A copy of Nuclear Support Services, Inc. 1995
Form 10K, as filed with the U.S. Securities and Exchange Commission, will be provided without charge to each shareholder making a written request to the Secretary of the Company at 22 Northeast
Drive, Hershey, Pennsylvania 17033.